                                                                 EXHIBIT 99.17C9
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
                                            X
---------------------------------------------
CAPITAL REALTY INVESTORS                    :
TAX EXEMPT FUND LIMITED                     :
PARTNERSHIP, CAPITAL                        :  96 CIV. LAK 7534
REALTY INVESTORS TAX EXEMPT FUND            :
III LIMITED PARTNERSHIP, CRITEF             :
ASSOCIATES LIMITED PARTNERSHIP,             :  COMPLAINT FOR
CRITEF III ASSOCIATES LIMITED               :  PRELIMINARY AND
PARTNERSHIP, CAPITAL APARTMENT              :  PERMANENT INJUNCTIVE
PROPERTIES, INC. AND C.R.I., INC.,          :  RELIEF AGAINST UNLAWFUL
                                            :  PROXY SOLICITATIONS
              PLAINTIFFS,                   :  AND FOR DAMAGES
                                            :  FOR TORTIOUS
                                            :  INTERFERENCE WITH
                                            :  CONTRACT
                                            :  -----------------------
         V.                                 :
                                            :
DOMINIUM TAX EXEMPT FUND L.L.P.,            :
A MINNESOTA LIMITED LIABILITY PARTNERSHIP,  :
JACK W, SAFAR, DAVID L, BRIERTON,           :
PAUL R. SWEEN, AND                          :
ARMAND E. BRACHMIAN                         :
                                            :
              DEFENDANTS.                   :
                                            X
---------------------------------------------

          Plaintiffs Capital Realty Investors Tax Exempt Limited Partnership ("CRITEF"), Capital Realty Investors Tax Exempt Fund III Limited Partnership ("CRITEF III," and, with CRITEF, the "Funds"); CRITEF Associates Limited Partnership ("CRITEF Associates"), CRITEF III Associates Limited Partnership ("CRITEF III Associates", and, with CRITEF Associates, the "General Partners" ), C.R.I., Inc. ("CRI") and Capital Apartment Properties, Inc. ("CAPREIT") (collectively, "Plaintiffs"), allege as follows:

                               I.   INTRODUCTION

     1. This action arises under the federal securities laws and the common law arising from improper proxy solicitations containing false and misleading statements made by Defendant Dominium Tax Exempt Fund L.L.P. ("Dominium") to disrupt proposed mergers (the "Mergers") of the Funds with affiliates of CAPREIT. The merger Dominium is seeking to upset was publicly announced over a year ago and will be voted upon at meetings on October 29, 1996. Almost eight months ago, Dominium first expressed interest in acquiring the Funds, and did extensive due diligence over the ensuing months. Ultimately, Dominium failed in its attempt to secure financing, and the merger proceeded. Angry that it could not secure an agreement for compensation, and in order to advance its own attempt to acquire the Funds or scuttle the Mergers, Dominium sent a letter dated September 27, 1996, (the "Dominium Letter") to holders of securities in the Funds, both publicly traded real estate limited partnerships, and a subsequent press release dated October 1, 1996 (the "Press Release",), in which Dominium urged investors to vote against the proposed Mergers. A true and accurate copy of the Dominium Letter is attached hereto as Exhibit A, and a true and accurate copy of the Press Release is attached hereto as Exhibit B.

     2. Dominium did not send the investors a proper proxy statement prior to or concurrently with its slanted communications, in a blatant attempt to "jump the gun" and kill the proposed Mergers through the dissemination of incomplete, false and misleading information.

                       II.  PARTIES AND RELATED ENTITIES

     3. CRITEF is a Delaware limited partnership with its principal place of business at 11200 Rockville Pike, Rockville, Maryland 20852.

     4. CRITEF III is a Delaware limited partnership with its principal place of business at 11200 Rockville Pike, Rockville, Maryland 20852.

     5. The Funds were formed for the purpose of acquiring portfolios of tax-exempt mortgage revenue bonds issued by various governmental entities which are collateralized by non-recourse participating first mortgage loans on multi-family residential developments. CRITEF is traded on the American Stock Exchange in two separate series, CRITEF Series I and CRITEF Series 11. CRITEF III is traded on the American Stock Exchange in one series. Both Funds are managed and operated through their respective general partners, CRITEF Associates and CRITEF III Associates. Units of beneficial interest in the limited partner interests in each of the Funds are publicly owned through securities known as Beneficial Assignee Certificates ("BACs") and are listed and traded on the American Stock Exchange. There are approximately 10.7 million BACs currently outstanding, held by approximately 13,000 securities holders located in New York City, in New York state, and across the country. Approximately 50% percent of BAC Holders hold their investments through nominees, such as ADP, Inc. and CEDE & Co., located in New York, who serve as vital means of communication with investors.

     6. In September 1995, the General Partners, on behalf of the Funds, announced that the Funds would be acquired by CAPREIT, subject to various conditions including BAC Holder approval, through Mergers for approximately $150 million, representing approximately a 20% premium over the market value of the BACs immediately prior to the public announcement of the Mergers. That price was later increased to $162.3 million (subject to certain adjustments), representing approximately a 26-33% premium over the market value immediately prior to the initial public announcement of the Mergers.

     7. Much of the preparation for these Mergers was performed in New York, such as drafting the merger agreements, preparing the Funds' joint proxy statement and work in connection with the financing for the transaction and the fairness opinion.

     8. CRITEF Associates is a Delaware limited partnership with its principal place of business at 11200 Rockville Pike, Rockville, Maryland 20852. CRITEF Associates is the general partner of CRITEF. Under the terms of the proposed Mergers, CRITEF Associates is to receive $500,000 in exchange for its 1.01% general partner interest in CRITEF.

     9. CRITEF III Associates is a Delaware limited partnership with its principal place of business at 11200 Rockville Pike, Rockville, Maryland 20852. CRITEF III Associates is the general partner of CRITEF III. Under the terms of the proposed Mergers, CRITEF III Associates is to receive $500,000 in exchange for its 1.01% general partner interest in CRITEF III.

     10. C.R.I., Inc. is a Delaware corporation with its principal place of business at 11200 Rockville Pike, Rockville, Maryland 20852. CRI is one of the general partners of CRITEF Associates and is the sole general partner of CRITEF III Associates. Under the terms of the proposed Mergers, CRI will receive approximately $2 million, representing the purchase of accounts receivable for accrued mortgage servicing fees that are due to CRI from the owners of many of the properties that secure the bonds held by the Funds.

     11. CAPREIT is a Maryland corporation with its principal place of business at 11200 Rockville Pike, Rockville, Maryland 20852. CAPREIT is a self-managed, self-administered, real estate investment trust that owns and/or manages over 15,000 apartments.

     12. Upon information and belief, Dominium is a limited liability partnership formed under the laws of Minnesota by the individual defendants Jack
W. Safar, David L. Brierton, Paul R. Sween and Armand E. Brachman herein, who are each natural persons and are citizens and residents of the State of Minnesota.

                          III. JURISDICTION AND VENUE

     13. The claims arise under Section 14(a) of the Securities Exchange Act of 1934, specifically rules 14a-3, 14a-7, and 14a-9, and under the common law. Accordingly, this Court has subject matter jurisdiction under 28 U.S.C. (S) 1331, and Section 27 of the Securities Exchange Act of 1934, 28 U.S.C. (S) 1367 and the principles of supplemental jurisdiction. In addition, there is a diversity of citizenship in that no plaintiff is a citizen of a state of which any, defendant is a citizen, and the amount in controversy exceeds $50,000 exclusive of interest and costs. Accordingly, there is jurisdiction with respect to Count IV pursuant to 28 U.S.C. (S) 1332(a).

     14. Venue is proper in this district pursuant to 15 U.S.C. (S) 78aa, because the improper proxy solicitations for which Plaintiffs seek relief were transmitted into this district and were intended to be read and relied upon by securities holders within this district.

                        IV.  FACTS COMMON TO ALL COUNTS
               THE PROPOSED MERGERS BETWEEN CAPREIT AND THE FUNDS
               --------------------------------------------------

     15. On September 20, 1996, the Funds filed with the Securities and Exchange Commission a joint proxy statement (the "Proxy Statement") soliciting approval by the BAC Holders of the proposed Mergers of the Funds and affiliates of CAPREIT. On September 23, 1996, the Funds began distributing the Proxy Statement to the BAC Holders.

     16. After an eleven-page summary, the Proxy Statement details the proposed Mergers in over 100 pages of disclosure, including details of the merger proposals, the background of the funds, the recommendations of the General Partners, and financial data on the Funds, among other things, including the text of the merger agreements and the fairness opinions issued by Oppenheimer & Co., Inc. ("Oppenheimer"), based in New York.

     17. As more fully described in the Proxy Statement, the proposed Mergers were originally announced in September 1995 following months of discussion and negotiation. The original merger consideration to be paid to the BAC Holders amounted to $150 million. In addition, the General Partners were to receive payments for their general partner interests of $500,000 per Fund, and CAPREIT was to pay a total of $4.55 million to acquire certain accounts receivable consisting of accrued mortgage servicing and administration fees ("Mortgage Fees") payable to CRI and an affiliate of CRIIMI Mae, Inc., a publicly-held REIT in which the two principals of CRI are the Chairman of the Board and President, respectively, and beneficially own approximately 10% of the shares.

     18. Over the course of the next year, there were four amendments to the Merger Proposals. On January 31, 1996, in connection with the settlement of two class action lawsuits described below, the merger parties amended the merger agreements to improve the terms of the proposed transactions by increasing the amount of cash to be received by the BAC Holders (the "Merger Consideration") to approximately $158.5 million (subject to certain adjustments based on the amount of cash, including certain reserves, called "Available Cash"). As with the original transactions, the amended merger agreements were conditioned, among other things, on obtaining the approval of the BAC Holders to the transactions through a proxy solicitation and obtaining an independent fairness opinion. As explained further below, immediately after the settlement and resulting amendment to the Merger Agreements, Safar first expressed interest in acquiring the Funds on behalf of a group, affiliated with Dominium Management Services, Inc., which later formed Dominium (the group and Dominium will be referred to collectively as "Dominium").

     19. On July 15, 1996, CAPREIT and the General Partners executed the Third Amended and Restated Merger Agreements with each of the Funds, eliminating the possible downward adjustment of the Merger Consideration to account for Available Cash. On August 21, 1996, the parties entered into the Fourth Amended and Restated Merger Agreements, containing an increase of $3.5 million to an aggregate of $162.3 million in Merger Consideration, an extension of the termination date of the Mergers, and a $100,000 increase in the maximum amount of expenses for which the Funds could be required to reimburse CAPREIT.

                   THE CLASS ACTIONS CHALLENGING THE MERGERS
                   -----------------------------------------

     20. In September and October 1995, following announcement of the proposed Mergers, counsel for two BAC Holders filed separate actions in the Chancery Court for the State of Delaware (the "Class Action"), alleging that the General Partners had violated their duties to the BAC Holders in connection with the proposed Mergers. The Class Action plaintiffs alleged, among other things, that the price being offered to the BAC Holders (the "Merger Consideration") was inadequate, that the press release announcing the Mergers was false and misleading, and that the defendants had breached their fiduciary duty to the BAC Holders and engaged in self-dealing in connection with the Mergers. The Class Action sought to enjoin the Mergers, to obtain damages, and to compel the defendants to maximize the Merger Consideration and consider alternatives to the proposed Mergers.

     21. On January 31, 1996, following approximately three months of review of financial and other information, consultation with a real estate expert for counsel to the proposed classes ("Class Counsel"), and following a period of negotiations among Class Counsel, CAPREIT, and the General Partners, a memorandum of understanding was executed. CAPREIT agreed, among other things, to improve the Merger Consideration by $8.5 million (less the amount of fees to be awarded to Class Counsel). CRI, Dockser and Willoughby agreed to a reduction of nearly $2.1 million (to $1.95 million) in the amount to be paid to CRI and its affiliates for the Mortgage Fees.

Class Counsel agreed to limit their request for attorneys' fees and expenses to 20% of the improved Merger Consideration, and obtained rights to review and comment upon proposed proxy materials and to terminate the proposed settlement under certain circumstances in the event of a superior proposal to acquire the Funds.

     22. Following extensive additional discovery by Class Counsel, including a review of voluminous quantities of documents (including drafts of the Proxy Statement) and depositions of representatives of the General Partners, CAPREIT and Oppenheimer, Class Counsel satisfied themselves as to the terms of the Mergers and related transactions and the Proxy Statement and executed a Stipulation of Settlement with the defendants as of May 13, 1996, which was filed with the Chancery Court on May 16, 1996 (the "Stipulation of Settlement"). A notice of the proposed settlement was published in the Wall Street Journal and first mailed to the members of the class of BAC Holders on or about May 20, 1996. The notice announced that a fairness hearing on the proposed settlement (the "Fairness Hearing") was scheduled to be held on June 19, 1996. The Fairness Hearing was later rescheduled to July 2, 1996.

                     DOMINIUM ATTEMPTS TO ACQUIRE THE FUNDS
                     --------------------------------------

     23. Meanwhile, during February 1996, the General Partners received an inquiry concerning the possible acquisition of the Funds from the Dominium group, led by David Brierton and Jack Safar of Dominium Management Services Inc. and two principals of Piper Jaffray, Inc. The Dominium's group's inquiry requested confidential information concerning the Funds. The General Partners advised Dominium that the requested information would be provided once these individuals executed appropriate confidentiality agreements, substantially in the form signed by CAPREIT.

     24. On March 20, 1996, even prior to the receipt of signed confidentiality agreements from all of the principals of Dominium, the Funds commenced providing the requested material. By the beginning of April 1996 the Funds had provided Dominium with all requested materials.

     25. Thereafter, the General Partners heard nothing from Dominium's representatives until June 28, 1996, days before the July 2, 1996, Fairness Hearing.

     26. On June 28, 1996, counsel to the Plaintiffs in the Delaware Class Action ("Class Counsel") received a letter signed by Safar on behalf of Dominium, indicating an interest in entering into merger agreements with the Funds with similar terms to the Merger Agreements between the Funds and CAPREIT and purportedly offering the BAC Holders an aggregate merger consideration of approximately $168,230,000.

     27. At the request of Class Counsel, the General Partners agreed to a postponement of the July 2 fairness hearing in order to consider a response to Dominium.
After reviewing the June 28 letter, the General Partners determined that Dominium had not demonstrated any firm financing ability and that Dominium may have failed to account appropriately for certain costs and expenses of the proposed Mergers and the posting of reserves for the properties securing the bonds held by the Funds. Notwithstanding their determination, the General Partners notified Dominium on July 3, 1996, that they would continue to make documents available to Dominium for its due diligence as they had done since March.

     28. During the weeks of July 8, July 22 and July 29, 1996, representatives of Dominium visited the principal offices of the Funds and visited the properties securing the bonds owned by the Funds to continue their due diligence review.

     29. Meanwhile, on July 12, 1996, the Funds received copies of correspondence from Dominium to Class Counsel, in which Dominium claimed it had received financing commitments, subject to completion of due diligence during the succeeding 21 days and the payment by Dominium of an expense deposit of $75,000, a processing fee of $100,000 on July 23, 1996, and a commitment fee in excess of $3,000,000, of which $500,000 was due at the end of the 21-day due diligence period. According to Dominium's letter, the net amount payable to BAC Holders under its adjusted proposal would be at least $165,305,000.

     30. By letter dated July 8, 1996, the General Partners requested that Dominium supply them with evidence that it had the financial capability to cover the costs of the transaction it proposed and to provide the equity that its potential lenders would require. The General Partners never received any evidence that the $500,000 portion of the loan commitment fee the $100,000 processing fee was paid.

     31. The July 8 letter also requested that Dominium's counsel submit their suggested revisions to the existing merger agreements with CAPREIT to reflect the terms desired by Dominium. That request was reiterated by letter dated July 24, 1996. Copies of the merger agreements, marked to reflect Dominium's proposed changes thereto (and areas for further discussion) were received on July 29, 1996. By letter dated July 31, 1996, the General Partners requested clarification of seven issues relating to Dominium's mark-up, but never received a response.

     32. On August 2, 1996, representatives of Dominium met in New York with representatives of CAPREIT. CAPREIT attempted to assess the credibility of Dominium's proposals and discern its motivations. Certain aspects of their respective proposals were discussed. No understandings or agreements were reached.

     33. Dominium had indicated to Class Counsel that it would complete due diligence and submit firm financing commitments for its proposal by August 5, 1996, in order to satisfy Class

Counsel's concerns about Dominium's ability to secure financing. No such commitment was ever submitted.

     34. The July 2, 1996, Fairness Hearing was further rescheduled a total of three times, to August 14, 1996, in order to accommodate Dominium's claim that its financing sources required more time to complete their due diligence. On August 7, 1996, Class Counsel wrote to Dominium establishing a firm deadline of noon, August 12, 1996, for receipt from Dominium of a documented "firm offer economically superior to" the CAPREIT merger agreements.

     35. On August 12, in order to bring finality to the process for approval of the Stipulation of Settlement and prevent a fifth postponement of the Fairness Hearing, CAPREIT agreed with Class Counsel to pay an additional $2 million in Merger Consideration.

     36. Class Counsel notified Dominium by letter dated August 12, 1996, that, in light of the further improvement in the Merger Consideration and Dominium's repeated failure to respond to their inquiries and provide a firm offer, Class Counsel intended to support the Stipulation of Settlement at the hearing to be held on August 14, 1996.

     37. On August 12, 1996, Dominium advised the Funds by letter that, among other things, it was not in a position to provide evidence of its ability to finance or to finalize its proposals.

     38. On August 14, 1996, the Delaware Chancery Court convened the Fairness Hearing. Class Counsel and counsel for the Funds advised the Court at length about Class Counsel's efforts to elicit a superior proposal from Dominium, and Dominium's abandonment of its efforts to secure firm financing. The Court certified the class of BAC Holders, found that the proposed settlement was fair, reasonable, adequate and in the best interests of the BAC Holders, approved the Stipulation of Settlement, awarded to Class Counsel fees in the amount of $2 million, and entered a final judgment dismissing the actions. Dominium did not object to the Settlement or appear at the hearing.

     39. On August 21, 1996, CAPREIT agreed to pay an additional $1.5 million, in consideration for: extending the Termination Date of the merger transactions and increasing the maximum amount of expenses for which the Funds would reimburse CAPREIT in the event of termination of a merger agreement (under certain circumstances).

     40. On August 28, 1996, Dominium demanded that the General Partners of the Funds provide Dominium with a list of all of the holders of BACs in each of the Funds. In the demand letters and in sworn affidavits accompanying those letters, Dominium specified the purpose for seeking lists of the BAC Holders:

          Dominium will not use the Information for any purpose other than to communicate with BAC Holders of the Fund in connection with matters of common interest relative to the affairs of the Fund, including without limitation, soliciting BAC Holders' proxies with respect to items to be voted upon or proposed to be voted upon at any meeting of the BAC Holders or items for which Dominium is seeking written consent or to communicate with BAC Holders with respect to a solicitation commenced by the Fund. (emphasis added)

     41. On September 5, 1996, the General Partners notified Dominium that they believed that the demand was deficient in a number of respects under applicable law and, accordingly, they could not make any decisions with respect to the request.

     42. By letter dated September 11, 1996, Dominium renewed its request, modifying its stated purpose to solicit proxies or consents to cause the removal of the General Partners, or to demand, if necessary, a meeting to be called, or a consent solicitation to be commenced, to cause the removal of the General Partners. On September 16, 1996, the Funds advised Dominium that its renewed request was deficient in a number of specified respects and rejected Dominium's request.

     43. By letter dated September 17, 1996, Dominium repeated its past requests, further limiting its stated purpose in seeking the BAC Holder lists to solicit proxies to oppose the proposed Mergers at the meeting of BAC Holders called to vote upon the proposed Mergers.

     44. On September 19, 1996, based upon the revised September 17, 1996, request, the General Partners of the Funds agreed to provide Dominium with the requested lists. The General Partners required, however, that Dominium confirm its purpose stated in the September 17 request. On September 20, Safar sent a letter in which he provided the requested confirmation.

     45. While Dominium was agreeing to limit its use of the investor list information, Safar and Richard Kadish, President and C.E.O. of CAPREIT, met one another during a meeting of the Multi-Family Housing Council. Safar was upset and angry with CAPREIT because he thought there was an agreement between Dominium and CAPREIT reached back in August, one which could be terminated at any time by either party, however, CAPREIT would be obligated to make a lump sum payment to Dominium upon termination. He subsequently learned that there was no agreement. Safar told Kadish that Dominium's first step would be to block the merger, and afterwards do something else, but he would not disclose any further steps he was considering.

                         DOMINIUM'S PROXY SOLICITATIONS
                         ------------------------------

     46. On or about September 27, 1996, Dominium issued the Dominium Letter and, upon information and belief, caused it to be delivered to the BAC Holders with the aid and assistance of its "proxy solicitor," Georgeson & Co., Inc, located in New York.

     47. The Dominium Letter asked investors to withhold proxies. The Dominium Letter states: "we urge you not to take any action until you have received and carefully considered the recommendations we will be sending you shortly." The Letter also states:

"WE STRONGLY URGE YOU NOT TO SIGN OR RETURN ANY WHITE PROXY CARDS UNTIL YOU HAVE THE OPPORTUNITY TO REVIEW AND CAREFULLY CONSIDER OUR MATERIALS." (emphasis in original.)

     48. The Dominium Letter is misleading. It conceals the fact that Dominium is far from impartial or disinterested with respect to whether the BAC Holders should grant or withhold proxies. It conceals that Dominium is and for some months has been in the process of acquiring the Funds, and that it is soliciting BAC Holder rejection of the proposed Mergers and has been and is still engaged in seeking the replacement of the Funds' current management or adoption of an alternative proposal by Dominium. The Dominium Letter also misleadingly implies that Dominium will propose a better deal, which it has failed to do so.

     49. The timing and content of the Dominium Letter, and its delivery to the BAC Holders immediately after the Funds mailed the Proxy Letter, coupled with Dominium's record clearly demonstrates that the Dominium Letter is calculated to persuade the BAC Holders to vote their proxies against the Mergers or to withhold their proxies altogether.

     50. Not until October 1, 1996, did Dominium file the Dominium Letter with the SEC.

     51. Also on October 1, 1996, Dominium issued a press release (the "Press Release"). The Press Release not only announced that Dominium had filed draft preliminary proxy materials with the SEC, but went on to make statements designed to encourage investors to withhold or withdraw their proxies and to be prepared for alternative proposals from Dominium.

     52. When the Dominium Letter and Press Release were issued. Dominium had not furnished the BAC Holders with preliminary or definitive proxy statements which meet the requirements of Schedule 14A and Rule 14a-101, as required by Rule 14a-3.

     53. Both Dominium's Letter and Press Release constitute improper preemptive strikes aimed at having investors withhold or withdraw proxies on the basis of false and incomplete information, to thwart the CAPREIT mergers by diverting the investors' attention away from the extensive and carefully detailed Proxy Statement disclosures, and to advance Dominium's attempt to acquire the Funds.

     54. Rule 14a-7 and Dominium's sworn verifications submitted to the Funds prohibit Dominium from utilizing the information, including the lists of BAC Holders provided by the Funds under Rule 14a-7, except for the purpose of opposing the proposed Mergers. Dominium has far exceeded that purpose. According to its own Letters, Dominium believes it has alternatives which the BAC Holders should choose.

     55. The Plaintiffs have no adequate remedy at law for the harm caused by Dominium's violations of the proxy regulations.

     56. Dominium's conduct has already caused significant harm, and they should not be permitted to continue do so. Dominium's actions demonstrate contempt for the policies of fair and honest debate which underlie the proxy rules and a selfish ulterior motive to acquire the Funds or, failing that, to frustrate and thwart the Mergers by means of a proxy solicitation with an as-yet-undetermined true purpose. Dominium's and the individuals' conduct constitutes tortious interference with the merger agreements which have damaged and will continue to damage Plaintiffs.

                                    COUNT I
           VIOLATION OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT
                   OF 1934 AND RULE 14A-3 (AGAINST DOMINIUM)

     57. The Funds repeat and reallege paragraphs I through 56 as if fully set forth herein.

     58. The Funds' BACs are securities registered under Section 12 of the Securities and Exchange Act of 1934.

     59. Dominium disseminated its Letter and Press Release throughout the United States by use of the malls and/or means and instrumentalities of interstate commerce.

     60. The Dominium Letter and the Press Release were communications to the Funds' BAC Holders made under circumstances reasonably calculated to influence them either to vote their proxies against the merger or to withhold their proxies in response to the Funds' solicitation. Such communications are part of a continuous plan intended to defeat the proposed Mergers as well as to advance alternatives proposed by Dominium. Consequently, the Dominium Letter and Press Release constitute "solicitations" within the meaning of Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-1(l) promulgated thereunder.

     61. Rule 14a-3 requires that no solicitation shall be made unless the party making the solicitation either concurrently sends or has previously sent a publicly-filed preliminary or definitive written proxy statement containing the material required by Schedule 14A (Rule 14a-101).

     62. Neither at the time of the Dominium Letter and Press Release nor at any prior time did Dominium provide the Funds' BAC Holders with any proxy statement, let alone one that meets the requirements of Rule 14a-3 despite its having recognized its obligation to do so by later filing with the SEC a preliminary proxy statement.

     63. As a consequence of failing to provide the BAC Holders with a complete proxy statement prior to or concurrently with the Dominium Letter or Press Release, Dominium has violated Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-3 promulgated thereunder.

                                    COUNT II
           VIOLATION OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT
                   OF 1934 AND RULE 14A-7 (AGAINST DOMINIUM)

     64. The Funds repeat and reallege paragraphs 1 through 63 as if fully set forth herein.

     65. Rule 14a-7 requires registrants to furnish certain information, including a list of investors, to security holders under certain circumstances in connection with a proxy solicitation by the registrant. Rule 14a-7(d) prohibits the security holder from using the information for any purpose other than to solicit security holders with respect to the same meeting or for which the registrant is soliciting or to communicate with security holders with respect to a solicitation commenced by the registrant. Dominium initially sought the BAC Holder lists in order not just to oppose the Mergers but to advance its own proposals to obtain consents from the BAC Holders. Dominium obtained the lists, however, only upon confirming the lists would be used solely in opposition to the Mergers and for no other purpose.

     66. Dominium, in violation of Rule 14a-7, is utilizing and has utilized the information furnished by the Funds as part of a campaign to solicit approval of its acquisition of the Funds or, failing that, for the purpose of thwarting or disrupting the Mergers for malicious or unfair reasons.

                                   COUNT III
       VIOLATION OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                       AND RULE 14A-9 (AGAINST DOMINIUM)

     67. The Funds repeat and reallege paragraphs I through 66 as if fully set forth herein.

     68. The Dominium Letter was false and misleading in the following specific ways:

     (A) The Dominium Letter failed to provide all of the information required by Schedule 14A and Rule 14a-101, which are necessary in order to provide the proper context for Dominium's statements and to avoid misleading the investors. In addition to the specific items required by Schedule 14A, the letter failed to include information crucial to understanding why Dominium is soliciting, including, without limitation: background information about Dominium; Dominium's attempt to acquire the Funds; the Funds' cooperation with Dominium's request for postponements of the fairness hearing; Dominium's inability to secure financing for its proposal; the Funds' production of documents and other information requested by Dominium; Class Counsel's communications and efforts in connection with Dominium's failed proposal, Dominium's decision not to object to the proposed Stipulation and Settlement of the Class Action, as threatened; Dominium's negotiations with CAPREIT; and that the Fund's Proxy Statement, makes disclosures on the points raised in Dominium's Letter concerning conflicts of interest, value of the Funds, and termination fees and expenses.

     (B) The Dominium Letter fails to include the additional information contained in Dominium's Preliminary Proxy Statement on file with the SEC, such as the basis on which Dominium makes its "bullet-point" accusations against the Funds and their General Partners, thereby misleading investors as to the meaning and credibility of its attacks.

     (C) The Dominium Letter falsely states that Dominium is "an established real estate company." In fact, Dominium is a newly-formed entity which recently acquired a de minimis number of BACs solely for the purpose of interfering with the Merger and consists of four persons affiliated of Dominium Management Services, Inc. It is a failed rival suitor for the Funds which admittedly could not develop a superior offer with a firm financing commitment despite having been given abundant opportunity to do so.

     (D) In addition, the Dominium Letter is misleading in its implication that Dominium has a superior alternative to the Merger to propose, when in fact it has no such proposal.

     69. The Dominium Press Release is misleading for the reasons stated in the preceding paragraph and additionally for mischaracterizing the Dominium Preliminary Proxy Statement.

     70. Dominium knew at the time of publication of the Dominium Letter and Press Release that these communications were misleading and omitted the information identified in the preceding paragraphs.

     71. The Dominium Letter and Press Release violate Section 14(a) of the Securities and Exchange Act of 1934 and Rule 14a-9.

                                    COUNT IV
                           TORTIOUS INTERFERENCE WITH
                         PROSPECTIVE ECONOMIC ADVANTAGE
                            (AGAINST ALL DEFENDANTS)

     72. Plaintiffs repeat and reallege paragraphs 1 - 71 as if fully set forth herein.

     73. The General Partners, on behalf of the Funds, and CAPREIT have entered into valid contracts creating a reasonable expectation of completing the Mergers of CAPREIT and the Funds and have extended substantial sums to pursue the transactions. Achievement of this expectation is dependent upon obtaining approval of the proposed Mergers from the Funds' BAC Holders through a proxy solicitation. Dominium and defendants Safar, Brierton, Sween, and Brachman had knowledge of the Merger Agreements and of the Funds', CAPREIT'S, and the General Partners' expectations.

     74. CRITEF Associates has a reasonable expectation of receiving $500,000 in exchange for its general partner interest in CRITEF upon consummation of the Mergers.

     75. Similarly, CRITEF III Associates has a reasonable expectation of receiving $500,000 in exchange for its general partner interest in CRITEF III upon consummation of the Mergers.

     76. Similarly, CRI has a reasonable expectation of receiving approximately $1.95 million, representing the purchase of accounts receivable for the Mortgage Fees that are due to CRI.

     77. Similarly, CAPREIT has a reasonable expectation of acquiring the Funds and receiving the economic and other benefits of the Mergers.

     78. The BAC Holders also have a reasonable expectation as the beneficiaries of the merger agreements of receiving the market premium and other benefits upon completion of the proposed Mergers.

     79. Dominium and the individual defendants are fully aware of the merger agreements and the economic expectations of the Funds, the General Partners, the BAC Holders, and CAPREIT. Having carefully studied these Mergers and the confidential financial information Dominium requested, Defendants Safar, Brierton, Sween, and Brachman (the "Individual Defendants") conspired to and did launch an abortive bid to acquire the Funds, and have thereafter engaged and continued to engage in a series of acts as part of a systematic plan calculated to thwart, or at the very least interfere with, hinder and delay the proposed Mergers, in part, upon information and belief, in order to gain unfair advantage in negotiations to abandon their efforts in exchange for compensation.

     80. Dominium and the Individual Defendants have intentionally, willfully and maliciously interfered with the business relationship of each Plaintiff (and the BAC Holders) by making false and misleading statements in the Dominium Letter and Press Release, in order to induce the BAC Holders either to vote their proxies against the Mergers or withhold their proxies altogether, thereby preventing the merger agreements from being consummated.

     81. Moreover, Dominium and the Individual Defendants have knowingly interfered with the business relationships of each Plaintiff by unlawfully issuing proxy solicitations and, consequently, endangering the consummation of merger agreements between CAPREIT, the Funds, and the Funds' BAC Holders.

     82. Moreover, Dominium and the Individual Defendants have knowingly interfered with the business relationships of each Plaintiff by improperly issuing a solicitation and, consequently, impairing the Mergers by means that were unfair, unlawful and improper and which were specifically intended to interfere with that business relationship. Defendants had no- legal justification or excuse for their wrongful conduct and acted with the malicious motive and intent to injure Plaintiffs.

     83. By tortiously and intentionally interfering with the Mergers, Dominium and the Individual Defendants have jeopardized the economic benefits that the Funds, CRITEF Associates, CRITEF III Associates, CRI and CAPREIT and the BAC Holders have a legitimate and reasonable expectation of receiving.

     84. Plaintiffs have suffered damages as a consequence of Dominium's and the Individual Defendants' tortious interference with the proposed Mergers, and Plaintiffs will continue to suffer damages from Defendants' wrongful conduct, in that the merger agreements have been jeopardized, BAC Holder confidence has been undermined, and the burdens, expenses, and difficulty in obtaining the BAC Holders' proxies has been significantly increased.

     85. Defendants' unlawful and deceitful interference with the proposed Mergers also threatens Plaintiffs with further and irreparable injury if they succeed in their plan to thwart the Mergers by disseminating false and misleading statements.

          WHEREFORE, Plaintiffs demand judgment in their favor:

          a. Temporarily and permanently restraining and enjoining Dominium from soliciting any of the Funds' BAC Holders prior to providing the holders with a proxy statement in accordance with Rules 14a-3;

          b. Ordering Dominium to issue corrective disclosure in a manner to be fashioned by the Court upon the evidence;

          c. Ordering Dominium to restrict its use of the information it obtained from the Funds pursuant to Rule 14a-7 to the purpose attested to and confirmed by Dominium on September 17 and September 20.

          d. Awarding Plaintiffs compensatory, consequential and incidental damages from Dominium in an amount of not less than $5 million, to be determined at trial in connection with Dominium's violations of Regulation 14A and Section 14(a) of the Exchange Act;

          e. Awarding the Funds and CRI punitive damages from each Defendant, jointly and severally, for their reckless, wanton, and malicious interference with Plaintiffs' contracts and expectations, in an amount to be proven at trial sufficient to punish and make an example of them and to deter such conduct in the future;

          f. Awarding the Plaintiffs all consequential and incidental damages from each Defendant, jointly and severally, suffered by Plaintiffs as a result of Dominium's tortious interference with their contracts and business relationships;

          g.  Awarding Plaintiffs the cost of this action;

          h. Awarding Plaintiffs their reasonable attorneys' fees in prosecuting this action; and

          i. Awarding Plaintiffs such other and further relief as the Court deems just.

Dated:  New York, New York
     October 3, 1996
                              ARENT FOX KINTNER PLOTKIN & KAHN

                              By:       /s/ David N. Wynn
                                   --------------------------
                              David N. Wynn (DW 8660)
                              1675 Broadway, 25th Floor
                              New York, NY 10019
                              212/484-3900
                              Of counsel:
                              ARENT FOX KINTNER PLOTKIN & KAHN

                              Robert B. Hirsch
                              Hunter T. Carter
                              Evan S. Stolove
                              1050 Connecticut Avenue, NW
                              Washington, D.C. 20036-5339
                              202/857-6000

                              Attorneys for
                              Capital Realty Investors Tax
                              Exempt Fund Limited Partnership,,
                              Capital Realty Investors Tax

                              PEABODY & BROWN

                              By:       /s/ Kevin J. Handly
                                   ----------------------------------
                              Kevin J. Handly (KH 4741)
                              Deborah L. Thaxter, P.C.
                              101 Federal Street
                              Boston, MA  02110-1832
                              617/345-1000

                              Attorneys for
                              CRITEF Associates Limited
                              Partnership, CRITEF III Associates
                              Limited Partnership, and C.R.I., Inc.

                              SCHULTE, ROTH & ZABEL

                              By:       /s/ David J. Kramer
                                   ----------------------------------
                              Daniel J. Kramer (DK 12971)
                              900 Third Avenue
                              New York, NY 10022
                              212/758-0404

                              Attorneys for
                              Capital Apartment Properties, Inc.